Gallagher Securities, Inc.

2025 audit and attestation results

March 27, 2026

EY

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Shape the future
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To Those Charged with Governance,

We are pleased to present the results of our audit and attestation engagements of Gallagher Securities, Inc. Open and candid dialogue with you, as those charged with governance, is a critical step in the audit process and in the overall corporate governance process, and we appreciate this opportunity to share the insights from our audit with you.

The audit and attestation engagements are designed to:

- Express an opinion, as required by SEC Rule 17a-5(g)(1), on the 20XX financial statements and supplemental information of the Company and statement of financial condition as required under 17a-5(e)(3).
- Issue a review report, as required by SEC Rule 17a-5(g)(2)(i), regarding the statements made by the Company in its exemption report
- Issue an agreed-upon procedures report on the Company's SIPC annual assessment as required by the Series 600 Rules of SIPC
- As applicable, include: Issue an internal control supplemental report as required for CFTC-registered [introducing brokers or futures commission merchants

We appreciate that the Company selected EY to perform its 2025 audit and attestation engagements and are committed to executing quality engagements that embrace the responsibility of serving the Those Charged with Governance of the broker-dealer, public interest and capital markets.

Very truly yours,

Kristin A. Schleicher

Kristin Schleicher
Partner

Executive summary

2025 audit results

- Exemption review
- CFTC Internal Control
- Areas of emphasis (pages 3-4)
- Required communications (pages 7-12)
- Exemption review required communications (Page 13)
- CFTC registrants required communications (Page 14)
- Draft letters of representation (Appendix B)
- Draft auditor's report (Appendix C)

What's Next

- Required independence communications (Appendix D)
- Issue financial statement opinions (Draft audit/attest reports included in Appendix C)

Action items

- Status update/open items (e.g., financial statements wrap-up).
- Obtaining the executed letter of representations from management
- We inquire of those charged with governance regarding your awareness of matters relevant to the audit, including:

  - Your views about the risk of material misstatement due to fraud
  - Your knowledge of any actual, alleged or suspected fraud
  - Your awareness of tips or complaints regarding the Company's financial reporting, other matters relevant to the audit (such as violations or possible violations of laws or regulations), or any significant unusual transactions
  - Your concerns regarding relationships or transactions with related parties
  - How you exercise oversight over the Company's assessment of fraud risks and the internal controls to address those risks



Areas of emphasis

Topic	Significance	Subjectivity	Considerations
Revenue recognition and sales commitments • Underwriting fees • Advisory fees	 High	 Low	• We updated our understanding of fees revenue recognition process, performed a walkthrough of the revenue class of transactions. • We performed substantive audit procedures that included performing detailed test of revenue. • We reviewed the disclosures included in the financial statements regarding the Company's fee revenue recognition policy and found them to be appropriate. All required US GAAP disclosures were made sufficiently by the Company.
Related parties • Related Parties and Expense sharing transactions	 Moderate	 Low	• We updated our understanding of the expense allocation process, performed a walkthrough of the expense allocation process and evaluated the design of controls in this area. • We performed procedures to assess the reasonableness of the allocation method and to ensure the allocation was performed consistent with the underlying expense sharing agreements. • We reviewed the disclosures included in the financial statements regarding the Company's expense allocation policy and found them to be appropriate. All required US GAAP disclosures were made sufficiently by the Company.



Areas of emphasis

Topic	Significance	Subjectivity	Considerations

 

Supplemental information required by SEC Rule 17a-5 and Attestation and AUP engagements

- SEC Rule 15c3-1 – Computation of Net Capital
- SEC Rule 15c3-3 – Claim of Exemption (filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5)

Moderate — Low

- We updated our understanding of the net capital computation and capital adequacy monitoring process, including the minimum net capital requirements, performed a walkthrough of the Company's procedures and identified relevant controls.

- We assessed whether the Company's classification of allowable and non-allowable assets is prepared in accordance with Rule 15c3-1 rules and interpretations. We selected a sample of assets from the general ledger and verified appropriate classification in the net capital computation.

- Based on the testing performed, we believe the Company's supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and is fairly stated, in all material respects, in relation to the financial statements as a whole.

- Review engagement
  - The Company is filing their Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.
  - No exceptions to the exemption provisions were identified by us.
  - No Information that causes the Company's assertions about the exemption provisions not to be fairly stated, in all material, was identified.

- Form SIPC-7
  - We performed the agreed-upon procedures listed in our report and found no issues.

Risk of management override of controls [1]

 

High — Low

- Professional standards require that we consider the risk of management override of controls to be a fraud risk on all audits. To address this risk, we reviewed non-standard journal entries and transactions, noting no issues.

[1] These areas were identified as having significant risks, which are risks with both a higher likelihood of occurrence and a higher magnitude of effect that require special audit considerations.



Appendices

A	Required communications
B	Draft letter of representations
C	Audit and Attestation Reports
D	Independence Letter
E	Internal Control Letter
F	Summary of Uncorrected Differences



Appendix A

Required communications

The following is a summary of required communications between the audit team and the audit committee, as required by Auditing Standard (AS) 1301, *Communications with Audit Committees*, and other applicable auditing standards. This communication is intended solely for the information and use of those charged with governance, management and others within the organization, and is not intended to be, and should not be, used by anyone other than these specified parties.

EY

Required communications

Topic	Comments
Auditor's responsibility under PCAOB standards, including a draft of the auditor's report and our evaluation of the financial statement presentation	Refer to the auditor's report in Appendix C
Significant changes to the planned audit strategy, timing of the audit and significant risks initially identified	Our audit strategy is consistent with the plan communicated.
Significant changes to the names, locations and planned responsibilities of other firms (including EY member firms) or persons who are not employed by the firm issuing the report, supporting the audit	There are no changes to communicate.
Fraud and noncompliance with laws and regulations (illegal acts)	We are not aware of any matters that require communication.



Required communications

Topic	Comments
Matters relevant to our evaluation of the entity's ability to continue as a going concern	We did not identify any events or conditions that led us to believe there was substantial doubt about Gallagher Securities, Inc.'s ability to continue as a going concern.
Significant and critical accounting policies and critical accounting estimates, including qualitative aspects, our assessment of management's disclosures and our conclusion regarding reasonableness	We have reviewed and evaluated significant and critical accounting policies and estimates as outlined in the draft financial statements and consider these policies appropriate. Refer to the "Areas of emphasis" section where we have discussed our conclusions and observations over such matters we determine most critical to our audit.
Related-party relationships and transactions	We discussed related-party relationships and transactions on the "Areas of emphasis" section. We noted no significant matters regarding the Gallagher Securities Inc.'s relationships and transactions with related parties.
Significant unusual transactions	We are not aware of any significant unusual transactions entered into by Gallagher Securities, Inc.
New accounting pronouncements	We have not identified issues regarding management's planned application of new accounting pronouncements.



Required communications

Topic	Comments
Independence matters	Our independence letter under PCAOB Rule 3526 is included in Appendix D.
Audit committee preapproval of services and fee disclosure	Refer to engagement letters previously provided for fees.
Obtaining information relevant to the audit	Inquiries regarding matters relevant to the audit are to be performed at this meeting: ▪ Fraud and noncompliance with laws and regulations (illegal acts) ▪ Tips or complaints regarding Gallagher Securities, Inc.'s financial reporting ▪ Significant unusual transactions ▪ Subsequent events



Required communications

Topic	Comments
Significant issues discussed with management in connection with the auditor's initial appointment or recurring retention	None.
Disagreements with management and significant difficulties encountered in dealing with management when performing the audit	None.
Management's consultations with other accountants	None.
Material alternative accounting treatments discussed with management	None.
Difficult or contentious matters subject to consultation outside of the audit team	None.
Corrected misstatements related to accounts and disclosures	The Company's originally calculated state blended rate was computed at 4.86% (before federal benefit) and incorrectly included cost of performance states within the calculation. After removing these states, the state blended rate was 2.96%. This resulted in a reduction of the total tax expense of $117,179. The Company initially included a return to provision adjustment for the federal deduction of state income taxes. For the proforma tax return, the Company utilizes the consolidated state blended rate to determine the state income tax deduction. This results in a much larger deduction than the deduction computed on a separate company basis. The Company corrected this which increased the total tax expense by $145,022.
Uncorrected misstatements related to accounts and disclosures, considered by management to be immaterial	Management identified a $7,178 misstatement in accounts receivable related to the settlement of a foreign currency balance with a foreign counterparty, which would have resulted in an additional foreign exchange loss. Current period uncorrected misstatements could potentially cause future-period financial statements to be materially misstated, even if they are immaterial to the current period financial statements.



Required communications

Topic	Comments
Deficiencies in internal control over financial reporting (ICFR) of lesser magnitude than material weaknesses A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.	The objective of our audit is to report on the financial statements and not to provide assurance on internal control. To the extent we identified deficiencies during the audit, we evaluated them and determined none rise to the magnitude of a significant deficiency.
Material weaknesses A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.	We did not identify any material weaknesses in ICFR.



Required communications

Topic	Comments
Representations we are requesting from management	Refer to Appendix B
Other material written communications with management	As communicated in our audit plan, those charged with governance have acknowledged and agreed to the terms of the engagement agreement, including the objectives of the audit and the responsibilities of both management and EY. No other material written communications with management have occurred during our audit procedures.



Required communications

Topic	Comments
AICPA ethics ruling regarding third-party service providers	From time to time, and depending on the circumstances, (1) we may subcontract portions of the audit services to other EY firms, who may deal with Gallagher Securities or its affiliates directly, although EY alone will remain responsible to you for the audit services and (2) personnel (including non-certified public accountants) from an affiliate of EY or another EY firm or any of their respective affiliates, or from independent third-party service providers (including independent contractors), may participate in providing the audit services. In addition, third-party service providers may perform services for EY in connection with the audit services.
Other matters	There are no other matters arising from the audit that are significant and relevant to the audit committee regarding the oversight of the financial reporting process.



Required communications: exemption review

Topic	Comments
Any exceptions to the exemption provisions or basis for filing an exemption report identified by the auditor	We did not identify any exceptions to the exemption provisions or basis for filing an exemption report during the current year review.
Information that causes the Company's assertions about the exemption provisions or basis for filing an exemption report not to be fairly stated, in all material respects	We did not identify any information that caused the Company's assertions about the exemption provisions or basis for filing an exemption report not to be fairly stated, in all material respects, during the current year review.
Any findings to the SIPC agreed-upon procedures mandated by SIPC Series 600 Rules	Refer to the auditor's draft SIPC AUP report.



Required communications: CFTC registrants

Topic	Comments
Identified instances of material inadequacies	No material inadequacies were found to exist or found to have existed since the date of the previous audit.



Appendix B

Letters of representations





March 27, 2026
Ernst & Young LLP

155 North Wacker Drive
Chicago, IL 60606

In connection with your audit of the financial statements of Gallagher Securities, Inc. (the "Company") as of December 31, 2025 and for the year then ended, and the related notes to the financial statements (collectively referred to hereafter as the "financial statements"), we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to form an opinion whether the financial statements present fairly, in all material respects, the financial position, results of operations, changes in stockholder's equity, and cash flows of the Company in conformity with US generally accepted accounting principles (US GAAP).

Representations from us concerning your audit of the statement of financial condition as of December 31, 2025 are also incorporated in this letter.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Accordingly, we make the following representations, which are true to the best of our knowledge and belief:

Management's responsibilities

We have fulfilled our responsibilities, as set forth in the terms of the audit engagement agreement dated December 20, 2024 and engagement addendum dated January 13, 2026, for the preparation and fair presentation of the financial statements in conformity with US GAAP applied on a basis consistent with that of the preceding period.

We acknowledge our responsibility for the design, implementation and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. We have provided you with:

- Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements such as records, documentation and other matters. This responsibility includes identifying the use of new technologies or techniques in preparing such information (e.g., the use of generative artificial intelligence), and additional details you may require regarding the use of any such technologies and techniques in order to perform your audit procedures.

- Additional information that you have requested from us for the purpose of the audit

- Unrestricted access to persons within the Company from whom you determined it necessary to obtain evidence



- Access to all regulatory examination reports, supervising correspondence and similar materials from applicable regulatory agencies (particularly communications concerning supervisory actions or noncompliance with, or deficiencies in, rules and regulations or supervisory actions)
- Any matters involving regulatory activities and communications that, in management's judgment, may affect the financial statements and related disclosures

We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

From March 26, 2025 (the date of our last management representation letter) through the date of this letter we have disclosed to you, to the extent that we are aware, any (1) unauthorized access to our information technology systems that either occurred or is reasonably likely to have occurred, including reports submitted to us by third parties (including regulatory agencies, law enforcement agencies and security consultants), to the extent that such unauthorized access to our information technology systems is reasonably likely to have a material effect on the financial statements, in each case or in the aggregate, and (2) ransomware attacks when we paid or are contemplating paying a ransom, regardless of the amount.

Uncorrected misstatements

We believe that the effects of any uncorrected misstatements, summarized in the accompanying schedule, accumulated by you during the current and prior audit period presented are immaterial, both individually and in the aggregate, to the financial statements as a whole.

Internal control

We are not aware of any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting.

There have been no significant changes in internal control since December 31, 2025.

Internal control assertion – Commodity Futures Trading Commission

We are responsible for establishing and maintaining adequate internal control activities for safeguarding customer and the Company's assets, and for the practices and procedures relevant to the objectives stated in Commodity Futures Trading Commission ("CFTC") Regulation 1.16, including the following:

a. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

We believe that our practices and procedures as described above were adequate at December 31, 2025 to meet the CFTC's objectives.

There have been no significant changes in internal control since December 31, 2025.

Minutes and contracts



We have made available to you all minutes of the meetings of the shareholder, directors and committees of directors or summaries of actions of recent meetings for which minutes have not yet been prepared.

We also have made available to you all significant agreements and contracts, including amendments, and have communicated to you all significant oral agreements. We have complied with all aspects of contractual agreements that have a material effect on the financial statements.

Methods, significant assumptions, and data used in making accounting estimates

The appropriateness of the methods, the consistency in application, the accuracy and completeness of data, and the reasonableness of significant assumptions used by us in developing accounting estimates and related disclosures, including fair value measurements, are reasonable and supportable.

Risks and uncertainties

There are no risks and uncertainties related to significant estimates or current vulnerabilities due to material concentrations that have not been disclosed in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 275, *Risks and Uncertainties.*

Ownership and pledging of assets

No security agreements have been executed under the provisions of the Uniform Commercial Code, and there are no liens or encumbrances on assets, nor has any asset been pledged. All assets to which the Company has satisfactory title appear in the statement of financial condition.

Receivables and revenues

Receivables represent valid claims against debtors on or before the balance sheet date. Receivables represent rights to consideration that are unconditional (i.e., only the passage of time is required before payment of that consideration is due) and are expected to be collectible Appropriate provision has been made for losses, costs and expenses that may be incurred subsequent to December 31, 2025 with respect of sales and services rendered prior to that date and for discounts, returns and allowances, etc., that may be incurred in the collection of receivables at that date.

All revenue from contracts with customers has been recognized when control of the promised services is transferred to customers, and reflects the consideration to which we expect to be entitled in exchange for transferring services to our customers.

All contracts identified represent valid contracts that have been determined to meet the criteria to be accounted for under ASC 606, *Revenue from Contracts with Customers*. We evaluated termination clauses and related termination payments to determine the contract duration. We considered contract combination criteria under ASC 606 for contracts entered into at or near the same time and contracts have been combined when applicable.

All performance obligations have been identified in accordance with ASC 606. Further, customer options for additional goods and services have been identified and we have appropriately accounted for those that are material rights under ASC 606.

In determining the transaction price, we considered the different sources of variable consideration including, but not limited to, discounts, rights of return, rebates, refunds, credits, price concessions, incentives,



performance bonuses, penalties or other similar items. We have included in the transaction price some or all of an amount of variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

For each performance obligation satisfied over time, we applied a single method of measuring progress toward complete satisfaction of the performance obligation and applied that method consistently to similar performance obligations and in similar circumstances.

We have adequately disclosed disaggregated revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

We have disclosed in the financial statements judgments and changes in judgments made in applying the guidance in ASC 606 that significantly affect the determination of the amount and timing of revenue from contracts with customers. In addition, our disclosures related to revenues from contracts with customers are consistent with the disclosure objectives outlined in ASC 606.

We have disclosed to you all contract terms (both expressed and implied), including all rights of return or price adjustments and warranty provisions. We have made available to you all significant contracts, communications (either written or oral), and other relevant information pertaining to arrangements with our customers, including distributors and resellers.

Financial instruments
There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements, except as disclosed in the financial statements or notes thereto. It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:

a.   Securities for which there is no market on a securities exchange or independent publicly quoted market.
b.   Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3B of such act have been complied with) (that is, restricted stock).
c.   Securities and investments that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities and investments or to the Company (that is, control stock).

The following information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk has been properly disclosed in the financial statements:

a.   The extent, nature and terms of financial instruments with off-balance-sheet risk.
b.   The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments.
c.   Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.



Fair value measurements
We are responsible for the estimation methods and assumptions used in measuring assets and liabilities reported or disclosed at fair value, including information obtained from brokers, pricing services or other third parties. Our valuation techniques have been consistently applied from period to period. The fair value measurements reported or disclosed represent our best estimate of fair value as of the measurement date in accordance with the requirements of ASC 820. In addition, our disclosures related to fair value measurements are consistent with the objectives outlined in ASC 820.

We have evaluated the fair value information provided to us by brokers, pricing services or other parties that has been used in the financial statements and believe this information to be reliable and consistent with the requirements of ASC 820.

Allowance for credit losses
Appropriate provision has been made for lifetime expected credit losses in accordance with ASC 326-20. Our estimate of expected credit losses includes consideration of past events, current conditions and forecasts of future economic conditions. Significant assumptions used by us in estimating the allowance for credit losses are reasonable and supportable.

Our disclosures related to credit quality of financing receivables, the allowance for credit losses and management's estimation process are complete and adequate.

Accounting for uncertainty in income taxes

Tax positions have been reflected in the financial statements in accordance ASC 740, *Income Taxes*. Such tax positions are, based solely on their technical merits, more likely than not to be sustained upon examination by taxing authorities and reflect the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information.

We have disclosed to you the tax years that remain subject to examination by major tax jurisdictions.

Related party relationships and transactions

We have made available to you the names of all related parties and all relationships and transactions with related parties.

Transactions with related parties, as defined in ASC 850, *Related Party Disclosures*, and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, guarantees, non-monetary transactions and transactions for no consideration have been properly recorded and disclosed in the financial statements, and information concerning these transactions and amounts has been made available to you. Related party agreements have been filed with FINRA and have been applied in a manner consistent with prior years and with the agreements.

We believe that the un-subordinated borrowings from and to Arthur J. Gallagher and Co. were conducted on terms equivalent to those in an arm's length transaction and have provided you with information to support this representation.



Side agreements and other arrangements

There have been no side agreements or other arrangements (either written or oral) that have not been disclosed to you.

Arrangements with financial institutions

Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, funds on deposit, marketable securities and line-of-credit or similar arrangements have been properly recorded or disclosed in the financial statements.

Contingencies and other liabilities

There are no unasserted claims or assessments, including those our lawyers have advised us of, that are probable of assertion and must be disclosed in accordance with ASC 450-20, *Contingencies – Loss Contingencies*.

There have been no violations or possible violations of laws or regulations in any jurisdiction whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

Communications from regulatory agencies or government representatives relate to matters of a routine, normal and recurring nature (e.g., examinations by securities industry regulators, examinations by taxing authorities), none of which involves any investigations or allegations of noncompliance with laws or regulations in any jurisdiction that should be disclosed or recorded as a loss contingency in the financial statements, or deficiencies in financial reporting practices or other matters that could have a material effect on the financial statements or supplemental information.

There are no other liabilities considered material, individually or in the aggregate, that are required to be accrued or disclosed. There are also no other gain or loss contingencies considered material, individually or in the aggregate, that are required to be accrued or disclosed by ASC 450, *Contingencies*, nor are there any accruals for loss contingencies included in the financial statements or gain contingencies reflected in earnings that are not in conformity with the provisions of ASC 450.

We have not consulted legal counsel concerning litigation, claims or assessments.

Deferred tax assets

Based on the available evidence, we do not believe a valuation allowance for deferred tax assets is necessary because it is more likely than not that the deferred tax assets will be fully realized.

The tax planning strategies that we assumed in determining the basis for not recording a valuation allowance for deferred tax assets are prudent and feasible strategies that we would implement, if necessary, to prevent a tax operating loss or credit carryforward from expiring or not being used. In addition, such tax planning strategies comply with the recognition and measurement requirements of ASC 740.

We are responsible for the significant assumptions used in developing the analysis of determining whether a valuation allowance for deferred tax assets is necessary.

Other assets and liabilities
At December 31, 2025, the Company had:



a. Properly recorded all securities exchange memberships.

b. Properly recorded all participation in joint accounts carried by others.

c. No material unrecorded assets or contingent assets whose value depends on the fulfillment of conditions regarded as uncertain.

d. No open contractual commitments other than those appearing on the books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

Oral or written guarantees

There are no oral or written guarantees, including guarantees of the debt of others.

For those guarantees within the scope of the initial recognition and measurement guidance of ASC 460, *Guarantees*, the guarantee is initially recognized either at the value of the premium received or receivable (for stand-alone arms-length transactions with an unrelated party) or at fair value using our best estimate (for transactions with multiple elements with an unrelated party or as a contribution to an unrelated party). The guarantee is subsequently measured in accordance with ASC 460-10-35-2. In the event that, at the inception of the guarantee, we are required to recognize a liability under ASC 450 for the related contingent loss, we have recorded a liability representing the greater of (a) the amount that satisfies the fair value objective as discussed in ASC 460-10-30, *Guarantees – Overall – Initial Measurement* or (b) the contingent liability amount required to be recognized at inception of the guarantee by ASC 450-20-30.

Purchase and sales commitments

There were no material commitments outstanding at December 31, 2025 for derivative contracts, short sales or hedge transactions. In addition, there were no agreements or commitments to repurchase assets previously sold.

Provision has been made for any material loss to be sustained in the fulfillment of, or from the inability to fulfill, any purchase or sales commitments.

Supplementary information required by Rule 17a-5 of the Securities and Exchange Commission

We are responsible for the fair presentation of the supplementary information and its form and content in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. We believe the supplementary information, including its form and content, is fairly stated in all material respects in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information complies, in all material respects, with Rule 17a-5 under the Securities Exchange Act of 1934.



There have been no changes in the methods of measurement or presentation of the supplementary information from those used in the prior period.

There are no significant assumptions or interpretations underlying the measurement or presentation of the information.

Net capital computation
Net capital computations, prepared by the Company during the period from January 1, 2025 through the date of this letter, indicated that the Company was in compliance with the requirements of Rule 15c3-1 of the Securities and Exchange Commission (and applicable exchange requirements) at all times during the period and the Company maintained adequate net capital throughout the year at all times as required by SEC Rule 15c3-1. The Company was not subject to, and did not prepare a calculation for, the reserve requirement of Rule 15c3-3 of the Securities and Exchange Commission in accordance with applicable regulations.

Digital assets and crypto currency

We do not directly or indirectly enable our customers to directly purchase or store digital assets or crypto currency through the broker-dealer or an affiliate.

Accounting support fees assessed by the Public Company Accounting Oversight Board

We have no past due balances for accounting support fees owed to the Public Company Accounting Oversight Board (PCAOB) to fund the operations of the PCAOB and the FASB.

Non-compliance with laws and regulations, including fraud

We acknowledge that we are responsible to determine that the Company's business activities are conducted in accordance with laws and regulations and that we are responsible for identifying and addressing any non-compliance with applicable laws or regulations, including fraud.

We acknowledge our responsibility for the design, implementation and maintenance of internal controls to prevent and detect fraud.

We have no knowledge of any fraud or suspected fraud involving management or other employees who have a significant role in the Company's internal control over financial reporting. In addition, we have no knowledge of any fraud or suspected fraud involving other employees where the fraud could have a material effect on the financial statements. We have no knowledge of any allegations of financial improprieties, including fraud or suspected fraud, (regardless of the source or form and including without limitation, any allegations by "whistleblowers") that could result in a misstatement of the financial statements or otherwise affect the financial reporting of the Company.

Independence

We have communicated to you the names of all the Company's affiliates and any beneficial owners (known through reasonable inquiry) of the Company's or its affiliates' equity securities where such beneficial owner has significant influence over the Company and the entities included in the Company's financial statements.



Based on inquiries made of our officers, directors, other individuals in a financial reporting oversight role ("FROR") and individuals who are beneficial owners with significant influence over the Company, we are not aware of any business relationship between any such individual (or any entity for or of which such an individual acts in a similar capacity) and Ernst & Young LLP or any other member firm of the global Ernst & Young organization (any of which, an "EY Firm"). Such relationships exclude those where an EY Firm performs professional services or where an EY Firm is a consumer in the ordinary course of business.

We are not aware of any reason that Ernst & Young LLP would not be independent for purposes of the Company's audit.

Conflicts of interest

There are no instances where any officer or employee of the Company has an interest in a company with which the Company does business that would be considered a "conflict of interest." Such an interest would be contrary to Company policy.

Inline eXtensible Business Reporting Language
We have not used Inline eXtensible Business Reporting Language (Inline XBRL) to provide our financial statements to the SEC.

Segment information

The information about reportable segments included in the notes to the financial statements has been prepared and presented in conformity with ASC 280, *Segment Reporting*. We have appropriately identified our operating segments based on the information used by our chief operating decision maker to evaluate the operating performance of and make resource allocation decisions among business units.

Differences between the measurements used in reporting segment information and those used in the financial statements are adequately disclosed in the notes to the financial statements.

The measure of segment profit or loss that we have disclosed for each reportable segment in the notes to the financial statements reflect the measure that is used by our chief operating decision maker to assess the operating performance of and allocate resources to each reportable segment. We have appropriately disclosed in the notes to the financial statements how our chief operating decision maker uses the reported segment profitability measure to assess performance and allocate resources to each reportable segment.

We have identified and provided to you all relevant financial information that is regularly provided to the chief operating decision maker and serves as support for our identification of each reportable segment's significant segment expenses (as defined in ASC 280). Based on our evaluation of that information, we have appropriately identified and disclosed all expense categories and amounts that we believe are either quantitatively or qualitatively significant for each reportable segment.

Subsequent events

Subsequent to December 31, 2025, no events or transactions have occurred or are pending that would have a material effect on the financial statements at that date or for the period then ended, or that are of such significance in relation to the Company's affairs to require mention in a note to the financial statements in



order to make them not misleading regarding the financial position, results of operations or cash flows of the Company.

There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

We understand that your audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and was therefore designed primarily for the purpose of expressing an opinion on the financial statements of the Company as a whole, and that your tests of the accounting records and other auditing procedures were limited to those that you considered necessary for that purpose.

Very truly yours,

Ryan Fitzpatrick (Mar 27, 2026 11:33:36 EDT)

Ryan Fitzpatrick
Chief Operating Officer, Gallagher Securities, Inc.

Rich Cary
Chief Accounting Officer, Arthur J. Gallagher & Co.

Jason Bolding (Mar 27, 2026 14:26:37 EDT)

Jason Bolding
Chief Executive Officer, Gallagher Securities, Inc.



March 27, 2026

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606

In connection with your review engagement relating to our statements about Gallagher Securities, Inc. (the Company) made in our exemption report required under U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d)(4) throughout the most recent fiscal year ended December 31, 2025 (the Exemption Report), we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to perform your review for the purpose of determining whether you are aware of any material modifications that should be made to management's statements in order for them to be fairly stated, in all material respects.

Accordingly, we make the following representations, which are true to the best of our knowledge and belief.

Management's responsibilities

We acknowledge that, as members of management of Gallagher Securities, Inc., we are responsible for the following statements in our Exemption Report:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and (2) participating in distributions of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Further, the exemption provisions and statements in our Exemption Report that we have identified are consistent with the Company's membership agreement with FINRA, those provisions claimed within the Company's FOCUS report filings, and reflects all business activities of the broker dealer. We have considered the SEC Rule 17a-5 frequently asked questions when evaluating the completeness and accuracy of the exemption provisions claimed and statements made in our Exemption Report.

We also acknowledge that, as members of management of Gallagher Securities, Inc., we are responsible for complying with the identified exemption provisions claimed and statements made throughout the fiscal year and the completeness of those exemptive provisions claimed and statements made in addressing the business activities of the broker dealer. We also are responsible for establishing and maintaining effective internal control over compliance with the identified exemption provisions claimed and statements made. We



are not aware of any deficiencies in the design or operation of the Company's internal controls over compliance with the identified exemption provisions claimed and statements made.

Records and other information

We have made available to you all records and other information relevant to our statements, including all known matters contradicting the statements, all known matters that might significantly affect our statements, and all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors, concerning possible exceptions to the identified exemption provisions claimed and statements made, received through the date of your review report.

Compliance with the exemption provisions and statements made

There has been no known noncompliance with the identified exemption provisions claimed and statements made throughout the most recent fiscal year ended December 31, 2025, and through the date of your review report.

There has been no abuse, fraud, or suspected or alleged fraud affecting our compliance with the identified exemption provisions claimed and statements made involving management.

Independence

We have communicated to you the names of all the Company's affiliates and any beneficial owners (known through reasonable inquiry) of the Company's or its affiliates' equity securities where such beneficial owner has significant influence over the Company and the entities included in the Company's financial statements.

Based on inquiries made of our officers, directors, other individuals in a financial reporting oversight role (FROR) and individuals who are beneficial owners with significant influence over the Company and the entities included in the Company's financial statements, we are not aware of any business relationship between any such individual (or any entity for or of which such an individual acts in a similar capacity) and Ernst & Young LLP or any other member firm of the global Ernst & Young organization (any of which, an EY Firm). Such relationships exclude those where an EY Firm performs professional services or where an EY Firm is a consumer in the ordinary course of business.

We are not aware of any reason that Ernst & Young LLP would not be independent for purposes of the Company's review engagement.

Subsequent events

No known events or other factors have occurred since December 31, 2025 or are pending that would have an effect on our compliance with the identified exemption provisions or affect our statements made in our Exemption Report for the most recent fiscal year ended December 31, 2025.

We understand that your review was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and was, therefore, designed primarily for the purpose of determining whether you are aware of any material modifications that should be made to management's statements in order for them to be fairly stated, in all material respects, in accordance with



provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 and as described within Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934 and that your procedures were limited to those that you considered necessary for that purpose. We understand that your review was substantially less in scope than an examination and, accordingly, that you have not expressed an opinion on management's statements. We also understand that your review cannot be relied upon to disclose all exceptions to the exemption provisions claimed and statements made or fraud or illegal acts that may exist; however, we understand that you would have informed us of any fraud or illegal acts that came to your attention, unless they were clearly inconsequential, as well as any exceptions to the exemption provisions claimed and statements made that came to your attention.

Very truly yours,

Ryan Fitzpatrick (Mar 27, 2026 11:34:53 EDT)

Ryan Fitzpatrick
Chief Operating Officer, Gallagher Securities, Inc.



March 27, 2026

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606

In connection with your agreed-upon procedures engagement relating to Gallagher Securities Inc's (the "Company") Annual General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC" "Subject Matter"), for the year ended December 31, 2025 which was conducted for the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), we make the following representations, which are true to the best of our knowledge and belief.

We also are responsible for establishing and maintaining effective internal control over compliance with the Series 600 Rules of SIPC. We have performed an evaluation of our compliance with the Series 600 Rules of SIPC as of December 31, 2025 and for the year then ended. Based on this evaluation, the Company complied with the Series 600 Rules of SIPC for the year ended December 31, 2025.

We acknowledge that, as members of management of the Company, we are responsible for the Subject Matter.

We also are responsible for selecting the criteria against which the Subject Matter should be measured and for determining that such criteria are appropriate for our purposes.

We assert that information contained in Form SIPC-7 is true, correct, and complete and was prepared in accordance with the instructions of Form SIPC-7.

We have communicated to you any known noncompliance relevant to the Subject Matter.

We agree to the procedures attached in Appendix A and acknowledge that the procedures are appropriate for the intended purpose of the engagement.

In accordance with guidance from SIPC, we have established certain materiality limits for EY to report exceptions related to the procedures performed. For purposes of performing procedures 1., 2., 3., and 4., no exceptions with be reported for differences of $1 or less.
We have made available to you all records, methodologies and assumptions (as applicable) related to the Subject Matter and the agreed-upon procedures.

We have disclosed (1) all known matters contradicting the Subject Matter and (2) any communications from regulatory agencies, legal counsel affecting the Subject Matter including communications received through the date of this letter.



No events or transactions have occurred since December 31, 2025 or are pending that would have an effect on the Subject Matter. We have disclosed any known noncompliance occurring during or since December 31, 2025.

We are not aware of any business relationship between the Company and Ernst & Young LLP or any other member firm of the global Ernst & Young organization (any of which, an "EY Firm"). Such relationships exclude those where an EY Firm performs professional services or where an EY Firm is a consumer in the ordinary course of business.

We are not aware of any reason that Ernst & Young LLP would not be independent for purposes of your engagement by the Company.

We understand that your agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We understand that an agreed-upon procedures engagement is substantially less in scope than an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Subject Matter. We also understand that the sufficiency of the procedures performed is solely the responsibility of the specified users of the report.

We are not aware of any material misstatements or omissions in the Subject Matter.

Very truly yours,

Ryan Fitzpatrick (Mar 27, 2026 13:47:35 EDT)

Ryan Fitzpatrick
Chief Operating Officer, Gallagher Securities, Inc.

Jason Bolding
Jason Bolding (Mar 27, 2026 14:27:31 EDT)

Jason Bolding
Chief Executive Officer, Gallagher Securities, Inc.



Appendix A

EY performed the following Agreed-Upon Procedures:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.
2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the fiscal year ended December 31, 2025 with the total revenue amounts reported in Form SIPC-7 for the year-ended December 31, 2025.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

Appendix C

Audit and attestation reports





Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

March 27, 2026

Mr. Ryan Fitzpatrick
Chief Operating Officer
Gallagher Securities, Inc.
and
Mr. Rich Cary
Chief Accounting Officer
Arthur J. Gallagher and Co.

Gentlemen:

Enclosed are manually signed copies of the following for the 2025 annual report of Gallagher Securities, Inc.:

- Report of Independent Registered Public Accounting Firm on the audit of the financial statements and supplemental information;
- Report of Independent Registered Public Accounting Firm on the audit of the statement of financial condition;
- Report of Independent Registered Public Accounting Firm on the review of the exemption report;
- Report of Independent Registered Public Accounting Firm on the SIPC agreed-upon procedures; and
- Report of Independent Registered Public Accounting Firm on Internal Control as required by CFTC Regulation 1.16.

Please retain this letter and the enclosures in your files as evidence of our authorization to include the attached reports in your 2025 annual report filed pursuant to SEC Rule 17a-5(d)(6), as applicable.

Please call me at (248) 931-6913 if you have any questions regarding the form or use of these reports.

Very truly yours,

Kristin A. Schleicher

Kristin Schleicher
Partner
Ernst & Young LLP

Enclosures



**Shape the future
with confidence**

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Gallagher Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gallagher Securities, Inc. (the Company) as of December 31, 2025, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule G has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and

other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as Gallagher Securities, Inc.'s auditor since 2023.

March 27, 2026



Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Gallagher Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gallagher Securities, Inc. (the Company) as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as Gallagher Securities, Inc.'s auditor since 2023.

March 27, 2026

1



Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Gallagher Securities, Inc.

We have reviewed management's statements, included in the accompanying GALLAGHER SECURITIES, INC. EXEMPTION REPORT, in which Gallagher Securities, Inc. (the Company) stated that:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): ((2)(i) and (2)(ii) (the "exemption provisions")

(2) The Company met the identified exemption provisions of §240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2025 without exception

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and (2) participating in distributions of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 27, 2026

A member firm of Ernst & Young Global Limited



Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Shape the future
with confidence

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Board of Directors and Management of Gallagher Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Gallagher Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   No findings were found as a result of applying the procedure.

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the fiscal year ended December 31, 2025 with the total revenue amounts reported in Form SIPC-7 for the year-ended December 31, 2025.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by management.

   No findings were found as a result of applying the procedure.

1

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, and in accordance with guidance from SIPC, for purposes of performing procedures 1, 2, 3 and 4 above, differences of $1 or less will not be reported in our findings.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

March 27, 2026

Appendix D

Independence letter





Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

March 27, 2026

To the Stockholder and Management
Gallagher Securities, Inc. ("the Company")

Pursuant to Rule 3526 of the Public Company Accounting Oversight Board ("PCAOB"), *Communication with Audit Committees Concerning Independence*, Ernst & Young LLP ("we", "our" or "EY") communicates at least annually with you regarding all relationships between EY and its associated entities and the Company and its affiliates or persons in financial reporting oversight roles at the Company that may reasonably be thought to bear on EY's independence.

We are not aware of any relationships between EY and its associated entities and the Company and its affiliates or persons in financial reporting oversight roles that may reasonably be thought to bear on EY's independence since March 27, 2025, the date of EY's last letter.

Accordingly, during the audit and professional engagement period relating to EY's audit of the financial statements of the Company as of December 31, 2025 and for the year then ended, through the date of this letter, we are independent in compliance with PCAOB Rule 3520 as of the date of this communication.

This letter is intended solely for the information and use of the Those Charged with Governance, management and others within the Company and should not be used for any other purposes.

Ernst & Young LLP

Appendix E

Internal control letter





Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

**Shape the future
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Report of Independent Accountants on Material Inadequacies required by Commodity Futures Trading Commission Regulation 1.16

The Board of Directors and Management of Gallagher Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules (collectively "the financial statements") of Gallagher Securities, Inc. (the "Company") as of and for the year ended December 31, 2025, in accordance with the auditing standards generally accepted in the United States of America,, we considered the Company's internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have evaluated the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This included practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3), we did not evaluate the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The Company's management is responsible for establishing and maintaining internal control over financial reporting and the practices and procedures referred to in the preceding paragraph ("the practices and procedures"). Two of the objectives of internal control over financial reporting and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are being executed only in accordance with management's authorization and recorded as necessary to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures.

Because of inherent limitations in internal control over financial reporting and the practices and procedures, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control over financial reporting was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control over financial reporting that might be material weaknesses and therefore, material weaknesses may exist that were not identified.

Given these limitations, during our audit, we did not identify any deficiencies in internal control over financial reporting or control activities for safeguarding customer and firm assets that we consider to be material weaknesses as of or during the year ended December 31, 2025.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our evaluation, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2025, to meet the CFTC's objectives.

This communication is intended solely for the information and use of the Board of Directors, management, the CFTC, National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 27, 2026

Appendix F

Summary of uncorrected differences



Communication schedule for uncorrected misstatements

| Entity: | Gallagher Securities, Inc. | | Period Ended: | 31-Dec-2025 | Currency: | USD |

Uncorrected misstatements			Analysis of misstatements Debit/(Credit)								Income statement effect of the prior period	
No.	W/P ref.	Account (Note 1)	Assets Current	Assets Non-current	Liabilities Current	Liabilities Non-current	Equity components	Effect on the current period OCI	Income statement effect of the current period			
		(misstatements are recorded as journal entries with a description)	Debit/(Credit) (Note 2)	Debit/(Credit) (Note 2)	Debit/(Credit) (Note 2)	Debit/(Credit) (Note 2)	Debit/(Credit)	Debit/(Credit)	Debit/(Credit)	Non taxable	Prior period Debit/(Credit)	Non taxable
Factual misstatements:												
Total of uncorrected misstatements before income tax			0	0	0	0	0	0	0		0	
Factual or projected misstatements in income tax												
1	E1.00	Reimbursement revenue was booked using two different foreign exchange rates.										
		Unrealized foreign exchange							7,178			
		Accounts Receivable	(7,178)									
Total of uncorrected misstatements			(7,178)	0	0	0	0	0	7,178		0	
Financial statement amounts			23,447,547	0	(3,951,086)	0	(19,496,461)		(6,244,219)		0	
Effect of uncorrected misstatements on F/S amounts			0.0%	0.0%	0.0%	0.0%	0.0%		-0.1%		0.0%	

Memo: Total of non-taxable items (marked 'X' above)	0	0
Uncorrected misstatements before income tax	0.0%	0	0
Less: Tax effect of misstatements at current year marginal rate	21%	0	0
Uncorrected misstatements in income tax		7,178	0
Cumulative effect of uncorrected misstatements after tax but before turnaround	-0.1%	7,178	0

Turnaround effect of prior period uncorrected misstatements

	After tax	Memo: Before tax
All factual and projected misstatements:	0	0
Judgmental misstatements (Note 3):	0	0
Cumulative effect of uncorrected misstatements, after turnaround effect	-0.1%	7,178

Current year income before tax	(8,036,756)
Current year income after tax	(6,244,219)

Form 430GL (3 August 2022)

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Ernst & Young LLP is a client-serving member firm of Ernst & Young Global Limited operating in the US.

About EY's Assurance Services
Our assurance services help our clients meet their reporting requirements by providing an objective and independent examination of the financial statements that are provided to investors and other stakeholders. Throughout the audit process, our teams provide a timely and constructive challenge to management on accounting and reporting matters and a robust and clear perspective to audit committees charged with oversight.

The quality of our audits starts with our 90,000 assurance professionals, who have the breadth of experience and ongoing professional development that come from auditing many of the world's leading companies.

For every client, we assemble the right multidisciplinary team with the sector knowledge and subject matter knowledge to address your specific issues. All teams use our Global Audit Methodology and latest audit tools to deliver consistent audits worldwide.

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